LANG MICHENER LLP
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                                              File Number:    57532-0018-Letters


Web site:  www.langmichener.com
Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com


August 8, 2008


                                      FILED AS CORRESPONDENCE ON EDGAR AND FAXED


SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010
MAIL STOP 6010


ATTENTION:  MR. JIM B. ROSENBERG, SENIOR ASSISTANT CHIEF ACCOUNTANT


Dear Mr. Rosenberg:


Re:      NATURALLY ADVANCED TECHNOLOGIES INC. (THE "COMPANY")
         FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007
         FILE NO. 000-50367
         RESPONSE TO SEC COMMENT LETTER DATED JULY 22, 2008


         We are counsel for the above-referenced Company and we are pleased to respond, on behalf of the Company, to the comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's comment letter of July 22, 2008 in this matter (the "SEC Letter").

         The following, therefore, we confirm, are responses addressing only the Staff's comments in the SEC Letter. We also confirm that the comments of Staff are in ITALICS below while the Company's responses follow in BOLD.

         As a preliminary statement we thank both you and the remaining Staff very much for the opportunity of working with you in connection with this matter.

Staff Comment:

IT DOES NOT APPEAR THAT YOUR MANAGEMENT HAS PERFORMED ITS ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF DECEMBER 31, 2007. SINCE YOU WERE REQUIRED TO FILE OR FILED AN ANNUAL REPORT FOR THE PRIOR FISCAL YEAR, IT APPEARS YOU ARE REQUIRED TO REPORT ON YOUR MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING.


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                                                                          Page 2


IF YOUR MANAGEMENT HAS NOT YET PERFORMED ITS ASSESSMENT, WE ASK THAT YOU COMPLETE YOUR EVALUATION AND AMEND YOUR FILING WITHIN 30 CALENDAR DAYS TO PROVIDE THE REQUIRED MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

Response:         WE THANK THE  STAFF  FOR ITS  COMMENT  IN THIS  REGARD  AND WE
                  HEREBY CONFIRM,  ON BEHALF OF THE COMPANY,  THAT THE COMPANY'S
                  MANAGEMENT  DID, IN FACT,  PERFORM AN  ASSESSMENT  OF INTERNAL
                  CONTROL OVER FINANCIAL  REPORTING AS OF DECEMBER 31, 2007, BUT
                  THE  COMPANY  INADVERTENTLY  FAILED TO REPORT ON  MANAGEMENT'S
                  ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING IN THE
                  COMPANY'S  ANNUAL  REPORT ON FORM 10-KSB AS FILED WITH THE SEC
                  ON APRIL 11, 2008. AS SUCH, THE COMPANY HAS PREPARED AND FILED
                  AN AMENDED  ANNUAL  REPORT ON FORM  10-KSB IN ORDER TO PROVIDE
                  THE REQUIRED REPORT.

Staff Comment:

IN ADDITION, PLEASE CONSIDER WHETHER MANAGEMENT'S FAILURE TO PERFORM OR COMPLETE ITS REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING IMPACTS ITS CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE FISCAL YEAR COVERED BY THE REPORT AND REVISE YOUR DISCLOSURE AS APPROPRIATE.

Response:         WE THANK THE  STAFF  FOR ITS  COMMENT  IN THIS  REGARD  AND WE
                  HEREBY CONFIRM, ON BEHALF OF THE COMPANY, THAT THE COMPANY HAS
                  PROVIDED  DISCLOSURE  IN ITS AMENDED  10-KSB AS FILED WITH THE
                  SEC  TO  INDICATE  THAT  MANAGEMENT  HAS  CONCLUDED  THAT  THE
                  COMPANY'S   DISCLOSURE   CONTROLS  AND  PROCEDURES   WERE  NOT
                  EFFECTIVE IN THAT ALTHOUGH MANAGEMENT  PERFORMED AN ASSESSMENT
                  OF INTERNAL  CONTROL  OVER  FINANCIAL  REPORTING  FOR THE YEAR
                  ENDED DECEMBER 31, 2007, THE COMPANY  INADVERTENTLY  FAILED TO
                  REPORT ON  MANAGEMENT'S  ASSESSMENT  OF INTERNAL  CONTROL OVER
                  FINANCIAL  REPORTING  IN ITS ANNUAL  REPORT ON FORM  10-KSB AS
                  FILED WITH THE SEC ON APRIL 11, 2008.

Staff Comment:

FINALLY, WE NOTE THAT YOU FILED YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CERTIFICATIONS UNDER ITEM 601(B)(31) OF REGULATION SB. PLEASE REVISE THESE CERTIFICATIONS TO INCLUDE THE INTRODUCTORY LANGUAGE OF PARAGRAPH 4 AND THE LANGUAGE OF PARAGRAPH (4)(B) OF ITEM 601(B)(31) OF REGULATION SB.

Response:         WE THANK THE  STAFF  FOR ITS  COMMENT  IN THIS  REGARD  AND WE
                  HEREBY CONFIRM, ON BEHALF OF THE COMPANY, THAT THE COMPANY HAS
                  MADE  THE  REQUIRED  REVISIONS  TO THE  CERTIFICATIONS  OF THE
                  COMPANY'S  PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL EXECUTIVE
                  OFFICER, AND SUCH REVISED CERTIFICATIONS HAVE BEEN EXECUTED BY
                  SUCH  OFFICERS  AND HAVE  BEEN  INCLUDED  WITH  THE  COMPANY'S
                  AMENDED 10-KSB AS FILED WITH THE SEC.

Staff Comment:

IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

o THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING;

o STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

o THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.


Response:         WE THANK THE  STAFF  FOR ITS  COMMENT  IN THIS  REGARD  AND WE
                  HEREBY CONFIRM, ON BEHALF OF THE COMPANY, THAT THE COMPANY HAS
                  PROVIDED SUCH A STATEMENT,  WHICH  STATEMENT IS INCLUDED AS AN
                  ATTACHMENT TO THIS RESPONSE TO THE SEC LETTER.

         We hope and trust that each of the foregoing is now clear and satisfactory in response to each of the Staff's comments as contained in the SEC Letter, however, should the Staff have any further questions or concerns in respect of any of the same, please do not hesitate to immediately contact the writer at any time.

         On behalf of the Company we sincerely thank and appreciate the SEC's attention to and ongoing cooperation in this matter, and we remain,


Yours very truly,

/s/ THOMAS J. DEUTSCH
_________________________
    Thomas J. Deutsch
    for LANG MICHENER LLP


ec:      The Company
ec:      Dale Matheson Carr-Hilton LaBonte
fax:     Jim Peklenk, Staff Accountant
         SEC, Division of Corporation Finance
         Fax No.: (202) 772-9217

                      NATURALLY ADVANCED TECHNOLOGIES, INC.
                          1008 HOMER STREET, SUITE 402
                          VANCOUVER, BC CANADA V6B 2X1


August 7, 2008


                                                                 MAILSTOP:  6010


The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-7010


NATURALLY ADVANCED TECHNOLOGIES, INC. (THE "COMPANY")
FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007
FILE NO.  000-50367


In connection with responding to the Staff's letter of July 22, 2008, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours truly,


NATURALLY ADVANCED TECHNOLOGIES, INC.


/s/ GUY PREVOST
_______________________________
Name:  Guy Prevost
Title:  Chief Financial Officer